January 14, 2009

Mr. Kevin Woody
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:      Gateway Tax Credit Fund II, Ltd (the “Company”)
Form 10-K for fiscal year ended March 31, 2007
Amendment No. 3 to Form 10-K for the fiscal year ended March 31, 2007
File No. 0-19022

Dear Mr. Woody:

This letter is in response to your comment letter dated December 31, 2008.  The comments in your letter are restated herein in bold, followed by our response.

Amendment No. 2 to Form 10-K for the fiscal year ended March 31, 2007

Item 9A. Controls and Procedures

1.    We note your response to prior comments 3, 4 and 5, but it is our position that the requested revisions to your Item 9A disclosure should be made within your respective filings.  Please amend your fiscal year 2007 filing to revise your Item 9A disclosure to clarify that the scope of your certifications and to your conclusions related to your evaluation of disclosure controls and procedures applies at the series level as well as for the Registrant taken as a whole.  Additionally, please apply this comment to your Form 10-K for the fiscal year ended March 31, 2008 by revising your Item 9A disclosure for the matters addressed above and as it relates to clarifying the scope of management’s assessment of internal controls over financial reporting.

The Company will further amend its Form 10-K for the year ended March 31, 2007 to revise its Item 9A disclosures.  In addition, the Company will amend its Form 10-K for the year ended March 31, 2008 to similarly revise its Item 9A disclosures.

Sincerely,

/s/ Jonathan W. Oorlog
Jonathan W. Oorlog
Vice President - Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the Managing General Partner of the Company)